Mail Stop 3561

August 8, 2008

Mr. John P. Mackey
Chairman and Chief Executive Officer
Whole Foods Market, Inc.
550 Bowie Street
Austin, Texas 78703

        Re: **Whole Foods Market, Inc.**
                Form 10-K for the Fiscal Year Ended September 30, 2007
                Filed November 29, 2007
                Form 10-Q for the Fiscal Quarter Ended April 13, 2008
                Filed May 23, 2008
                File No. 0-19797

Dear Mr. Mackey:

We have reviewed your response dated May 6, 2008 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and we do not intend to expand our review at this time to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2007

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business, page 3

General

2.   We note your response to comment 2 of our letter dated April 22, 2008 regarding
        your non-compliance with the required disclosure of the amount or percentage of
        total revenue contributed by any class of similar products or food service
        operations which accounted for 10 percent or more of consolidated revenue. You
        emphasize in both the current and previous responses that you do not report
        financial results to your Board by separate product categories. Please understand
        that the disclosures under Item 101(c)(1)(i) of Regulation S-K or paragraph 37 of
        SFAS 131 relate to disclosures which are required by regulation under Item 101 –
        Description of Business in your Form 10-K and by applicable accounting
        standards relating to notes in your audited financial statements. We are not sure
        of the reasons why do not discuss revenue contributed by product categories with
        your Board, and we are not persuaded that your investors would be confused or
        distracted by product revenue disclosures in your annual report. We also have
        noted references to several product group categories by management during your
        external conference calls with analysts during the current fiscal year. As noted
        previously, we continue to believe the product categories discussed on page 9 of
        Form 10-K can easily be summarized into several groups of similar products and
        services such as prepared foods and catering to provide more the required
        disclosures. Accordingly, our prior comment is being reissued. Please revise
        your disclosure to provide in tabular form under Item 1. Business for each period
        presented the amount or percentage of total revenue contributed by each class of
        similar products or services as required by Item 101(c)(1)(i) of Regulation S-K.
        Also, please disclose revenue for each different group of products in the audited
        notes to your financial statements in accordance with paragraph 37 of SFAS 131.

Form 10-Q, for the fiscal quarter ended April 13, 2008

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Goodwill and Other Intangible Assets, page 10

3.   We note the recent disclosure and discussion of the decline in operating results
        during fiscal 2008 due to the unfavorable business and retail climate and
        challenges within the economy. As a result of a decline in retail spending,
        comparable store sales and gross margin have continued to decline. Further, we
        note that in an effort to conserve cash and maintain liquidity you have
        implemented cost containment measures for the remainder of the year,
        significantly reduced capital spending and suspended quarterly cash dividends for

the foreseeable future. Accordingly, the current economic environment appears to represent a significant adverse change in the business climate and a critical impairment indicator which should warrant a closer review of goodwill and indefinite-lived intangible assets for impairment. Since your results of operations have been impacted, explain to us the basis used to conclude as of April 13, 2008 that there were no impairments of goodwill or indefinite-lived intangible assets. Please tell us if you have commenced a review for impairment in light of the significant change in business climate. Refer to paragraphs 26 through 28 of SFAS 142.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

General

4.   We note the disclosure in Form 8-K filed July 30, 2008 regarding the decision by the U.S. Appellate Court to reverse the ruling of the District Court relating to the denial of the FTC's request for an injunction with respect to your acquisition of Wild Oats Markets in 2007. Please tell us and revise your disclosure to discuss the ramifications of this decision and what amounts have you recorded with respect to obligations that may result from this contingency. Please also identify and discuss what delays will result and related actions you are taking as a result of this court ruling with respect to the integration of the operations of Wild Oats Markets with your existing retail operations. Refer to paragraphs 8 through 10 of SFAS 5.

Results of Operations, page 18

5.   We note the continuing decline in gross margin each quarter and that your discussion is very general while providing several business reasons for the decline without quantifying their impact. Revise your disclosure to identify and quantify the primary reasons for all periods presented so that investors can better understand for the decline in gross margins. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources and Changes in Financial Condition, page 20

6.   In light of your recent decisions to significantly reduce capital spending and suspend quarterly cash dividends in the foreseeable future to conserve cash, revise your disclosure to discuss the decline in operating results and explain in detail the reasons for these actions, including their impact and the changes to your liquidity and financial condition. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Mr. John P. Mackey
Whole Foods Market, Inc.
August 8, 2008
Page 4

Form 8-K, filed August 5, 2008

Item 2.02 Results of Operations and Financial Condition, page 2

7.   We note your reference here and presentation of financial information in the two non-GAAP measures of EBITDA and EBITANCE without providing the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. Please delete your presentation of these measures in the future, or provide the required disclosures. Further, with respect to your presentation of the non-GAAP referred to as EBITANCE, explain the non-cash expense items you adjust and the reason why.

General

        Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.
        You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned at (202) 551-3720 if you have questions regarding our comments on the financial statements and related matters.

                                        Sincerely,

                                        Michael Moran
                                        Accounting Reviewer